New Century Resources Corporation
10 Dionysiou Solomou Street
Leona Building, suite 501
2406 Engomi
Nicosia – Cyprus
P.O. Box 25631

June 4, 2014

VIA EDGAR
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Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:  New Century Resources Corporation
        File No. 0-29243
        Withdrawal of Registration Statement on Form 10
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Ladies and Gentlemen:

Pursuant to Section 12(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), New Century Resources Corporation (the “Company”) hereby respectfully requests that the Company’s General Form for Registration of Securities on Form 10-12G filed on April 18, 2014 be withdrawn, and that an order of the Commission granting such withdrawal be included in the Company’s file for such Form for Registration.  The Company plans to refile the Form 10-12G once certain amendments are made.

Any questions or comments on this request should be directed to Heston Nielson at (801) 244-8755.

Very truly yours,

/s/George Christodoulou

George Christodoulou, President and Chief Executive Officer

cc:  Heston Nielson, Esq.